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                                                                  Exhibit 99.2

NEWS RELEASE


                                                       P 384 e
                                                       October 22, 2001
                                                       Dr. Felix Gress
                                                       Tel. +49 621 60 99223
                                                       Fax  +49 621 60 20129
                                                       felix.gress@basf-ag.de


INTERVIEW WITH DR. JUERGEN F. STRUBE, CHAIRMAN OF THE BOARD OF EXECUTIVE DIRECTORS OF BASF AKTIENGESELLSCHAFT ON OCTOBER 22, 2001 WITH REUTERS NEWS AGENCY ON THE CURRENT ECONOMIC SITUATION



REUTERS:

THE CURRENT ECONOMIC SITUATION IS UNCLEAR. EVEN EXPERTS ARE NOT CERTAIN WHETHER WE ARE SLIDING FURTHER TOWARD A RECESSION, OR WHETHER WE CAN EXPECT AN UPTURN IN THE MEDIUM TERM. WHAT IS THE SITUATION AT BASF?

Strube:
We are having to deal with a very difficult economic environment. There has been a severe decline in consumer confidence both in the United States and in Europe. Because people are worried about how the economy will develop, they are consuming substantially less and saving more. This also has a massive impact on BASF's business. We have seen a significant reduction in the level of orders accompanied by high pressure on margins and unsatisfactory prices. We have built up a high level of inventories as a result of our customers' caution.

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REUTERS:
WHAT DOES THAT MEAN FOR PRODUCTION AT YOUR MAJOR SITES?

Strube:
The capacity utilization of our plants is currently at the lowest level it has been in several years. We are therefore investigating all possibilities of how we can adapt our worldwide production capacities in the short term to reflect the severe fall in demand. In addition, programs are also underway to ensure the long-term competitiveness of our sites, for example in Ludwigshafen. All of this is being done in close cooperation with employee representatives.


REUTERS:
YOU HAD SET THE AMBITIOUS GOAL OF INCREASING INCOME FROM OPERATIONS BEFORE SPECIAL ITEMS BY AN AVERAGE OF 10 PERCENT PER YEAR IN THE YEARS 2000 THROUGH 2002. WAS THIS NOT PERHAPS OVER-OPTIMISTIC?

Strube:
When we formulated this ambitious earnings goal, the signs for the world economy were completely different. We are now confronted with completely different conditions. 2001 is an unprecedented year whose course was impossible to predict. Following a promising start, the second quarter brought a significant decline in growth that has become a downturn in the third quarter. This negative trend has been aggravated by the terrible events of September 11. For these reasons, the company's earnings in the second half of the year will be considerably lower than expected. All these factors mean that it will not be possible to achieve our ambitious earnings goal.




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Page 3


REUTERS:
WHAT PERSPECTIVES DO YOU HAVE FOR 2002? WHEN DO YOU EXPECT AN UPTURN IN THE ECONOMY?

Strube:
Unfortunately, that is a question that no one can answer at the moment. We do not anticipate a significant improvement in the economic situation or an upturn in the world economy either in the fourth quarter or at the turn of the year. 2002 will also be a difficult year and will require great efforts on our part. Moreover, in the current world political situation, the upturn will not just depend on economic factors. What is certain, however, is that demand for chemical products will start to climb a few months before there are signs of a general economic recovery. We therefore expect that a well-positioned BASF will again be one of the early starters.